Keewatin Windpower Corp.
                           1294 Emery Place, Suite 44
                               North Vancouver, BC
                                 Canada V7J 1R3

VIA FAX: 202-772-9368

November 23, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: 7010

Attention: Andrew P. Schoeffler

Dear Sirs:

Re: Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday, November 29, 2005 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

KEEWATIN WINDPOWER CORP.

PER: /s/ Chris Craddock
    -------------------------
    CHRIS CRADDOCK
    President